[redacted]

10026844

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section
FEB 23 2010
Washington, DC
110

SEC FILE NUMBER
8-66548

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Cobra Trading, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

825 Market Street, Suite 240
(No. and Street)

Allen	TX	75013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chadd Hessing, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cobra Trading, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[Signature]
Signature

President
Title

Jennifer Lee Warrick
Notary Public
2/22/2010

JENNIFER LEE WARRICK
Notary Public
STATE OF TEXAS
My Comm. Exp. Jan. 25, 2014

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

COBRA TRADING, INC.

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2009

COBRA TRADING, INC.

CONTENTS

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

Independent Auditor's Report

To the Board of Directors
Cobra Trading, Inc.

We have audited the accompanying statement of financial condition of Cobra Trading, Inc., as of December 31, 2009, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cobra Trading, Inc., as of December 31, 2009 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 19, 2010

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

COBRA TRADING, INC.
Statement of Financial Condition
December 31, 2009

ASSETS

Cash and cash equivalents	$ 43,088
Clearing deposit with broker-dealer	50,004
Receivable from broker-dealer	68,346
Property and equipment, net of accumulated depreciation of $16,417	20,394
Other assets	7,681
	$ 189,513

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 88,927
	88,927
Stockholder's equity:	
Common stock- no par value, 100,000 shares authorized, 1,000 issued and outstanding	96,250
Retained earnings	4,336
Total stockholders' equity	100,586
	$ 189,513

The accompanying notes are an integral part of these financial statements.

COBRA TRADING, INC.
Statement of Income
For the Year Ended December 31, 2009

Revenue:	
Commissions	$ 1,728,220
Interest and dividends	77,191
Fee income	730,884
Other revenue	466,776
	3,003,071
Expenses:	
Compensation and benefits	964,042
Clearance paid to broker	1,068,800
Communications	37,950
Occupancy and equipment	53,055
Promotions	20,510
Interest expense	592
Regulatory fees	31,990
Other expenses	1,040,693
	3,217,632
Net income (loss) before income taxes	(214,561)
Provision for income taxes	--
Net loss	$ (214,561)

The accompanying notes are an integral part of these financial statements.

COBRA TRADING, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2009

	Common Shares Outstanding	Common Stock	Retained Earnings	Total
Balance, December 31, 2008	1,000	$ 96,250	$ 218,897	$ 315,147
Net loss	--	--	(214,561)	(214,561)
Balance, December 31, 2009	1,000	$ 96,250	$ 4,336	$ 100,586

The accompanying notes are an integral part of these financial statements.

COBRA TRADING, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2009

Balance at December 31, 2008	$ --
Increases	--
Decreases	--
Balance at December 31, 2009	$ --

The accompanying notes are an integral part of these financial statements.

COBRA TRADING, INC.
Consolidated Statements of Cash Flows
For the Year Ended December 31, 2009

Cash flows from operating activities	
Net loss	$ (214,561)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Depreciation	6,269
Change in assets and liabilities:	
Decrease in receivable from broker-dealer	132,668
Increase in other assets	(3,826)
Decrease in accounts payable	(4,596)
Net cash provided (used) by operating activities	(84,046)
Cash flows from investing activities	
Purchase of equipment	(13,300)
Net cash provided (used) by investing activities	(13,300)
Cash flows from financing activities	
Net cash provided (used) by financing activities	--
Net decrease in cash and cash equivalents	(97,346)
Beginning cash and cash equivalents	140,434
Ending cash and cash equivalents	$ 43,088
Supplemental Disclosures	
Cash paid for:	
Interest	$ 592
Income taxes	$ --

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Cobra Trading, Inc. (the "Company") was organized as a Wisconsin corporation in June, 2004. The Company became a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") effective December 17, 2004 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) which provides that all funds and securities belonging to the Company's customers be handled by a clearing broker-dealer.

The Company customers are primarily individuals trading securities through the Company's online portal. The Company' clearing broker-dealer is located in Dallas, Texas.

Cash and Cash Equivalents

The Company treats money market mutual funds and all highly liquid debt instruments with original maturities of three months or less as cash equivalents for purposes of the statement of cash flows.

Property and Equipment

Property and equipment are stated at cost. Depreciation on office equipment and furniture is computed using the straight line method of accounting over useful lives of three to seven years.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commissions are recorded on the trade date basis. Fee income is reflected in the period services are performed.

Note 1- Summary of Significant Accounting Policies, continued:

Advertising costs

All nondirect-responsive adverting costs are expensed as incurred. Advertising cost was $20,510 for the year ended December 31, 2009.

Recent Pronouncements

The Financial Accounting Standards Board ("FASB") issued Statement No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles* ("SFAS 168") (FASB ASC 105-10). SFAS 168 replaces all previously issued accounting standards and establishes the *FASB Accounting Standards Codification* ("FASB ASC" or the "Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. SFAS 168 is effective for all annual periods ending after September 15, 2009. The FASB ASC is not intended to change existing U.S. GAAP. The adoption of this pronouncement only resulted in changes to the Company's financial statement disclosure references. As such, the adoption of this pronouncement had no effect on the Company's financial statements.

In May 2009, the FASB issued Statement No. 165, *Subsequent Events* ("SFAS 165"), included in the Codification under FASB ASC 855, which establishes general standards of accounting for and disclosure of events occurring after the balance sheet date, but before the financial statements are issued or available to be issued. SFAS 165 also requires entities to disclose the date through which it has evaluated subsequent events and the basis for that date. The Company adopted SFAS 165 for its year ended December 31, 2009. The adoption did not have a material impact on the Company's financial statements.

See Note 8 for more information regarding the Company's evaluation of subsequent events.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, a minimum net capital requirement must be maintained, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

Note 2 - Net Capital Requirements, continued

There were no material inadequacies in the computation of the ratio of aggregate indebtedness to net capital at December 31, 2009 and the procedures followed in making the periodic computations required. At December 31, 2009, the Company had net capital of approximately $72,511 and net capital requirements of $5,928. The ratio of aggregate indebtedness to net capital was 1.23 to 1 at December 31, 2009. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exceptive provisions of SEC Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Federal Income Taxes

The Company, with consent of its stockholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholder of an S corporation is taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

On December 30, 2008, the FASB issued Staff Position ("FSP") No. FIN 48-3 (FASB ASC 740), *"Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Entities,"* which permitted the Company to defer the implementation of FASB Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes"* (FASB ASC 740) until its fiscal year beginning January 1, 2009. FASB ASC 740 clarifies that management is expected to evaluate an income tax position taken, or expected to be taken, for likelihood of realization, before recording any amounts for such position in the financial statements. FASB ASC 740 also requires expanded disclosure with respect to income tax positions taken that are not certain to be realized. The Company adopted FASB ASC 740 for its year ended December 31, 2009. The adoption did not have a material impact on the Company's financial statements.

The Company files income tax returns in the U.S. federal jurisdiction and in various state and local jurisdictions. The Company's federal income tax returns for all tax years ended on or after December 31, 2006, remain subject to examination by the

Note 4 - Federal Income Taxes, continued

Internal Revenue Service. The Company's state and local income tax returns are subject to examination by the respective state and local authorities over various statutes of limitations, most ranging from three to five years from the date of filing. Any interest or penalties associated with income taxes would be included as a component of income tax expense in the period in which the assessment arises.

Note 5 - Commitments and Contingencies

The Company is required to indemnify its clearing broker-dealer if a customer fails to settle a securities transaction, according to its clearing agreement. Management was neither aware, nor had it been notified of any potential indemnification loss at December 31, 2009.

Note 6 - Property and Equipment

At December 31, 2009 the Company had the following property and equipment:

Computer equipment	$ 17,510
Office furniture, fixtures and equipment	19,030
	36,810
Less accumulated depreciation	(16,416)
	$ 20,394

Depreciation expense during 2009 was $6,269.

Note 7 - Operating Lease

The Company leases office space under a lease expiring February 17, 2015. The Company's minimum lease commitment under the lease is as follows:

Year Ended December 31,	
2010	$ 39,566
2011	46,119
2012	47,102
2013	48,085
2014	49,068
Thereafter	6,144
	$ 236,084

Note 7 - Operating Lease, continued

The Company incurred rent expense of $36,947 during 2009.

Note 8 - Subsequent Events

In preparing the accompanying financial statements, in accordance with FASB ASC 855, "Subsequent Events", the Company has reviewed events that have occurred after December 31, 2009, through February 19, 2010, the date the financial statements were available to be issued. During this period, the Company did not have any material subsequent events.

Supplemental Information

Pursuant to Rule 17A-5

of the Securities Exchange Act of 1934

For the Year Ended December 31, 2009

Schedule I

COBRA TRADING, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2009

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital		$ 100,586
Add:		
Other deductions or allowable credits		--
Total capital and allowable subordinated liabilities		100,586
Deductions and/or charges		
Non-allowable assets:		
Other assets	$ 7,682	
Property and equipment	20,393	(28,075)
Net capital before haircuts on securities position		72,511
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		--
Net capital		$ 72,511

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 88,927
Total aggregate indebtedness	$ 88,927

Schedule I (continued)

COBRA TRADING, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2009

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 5,928
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,928
Net capital in excess of required minimum	$ 66,583
Excess net capital at 1000%	$ 63,619
Ratio: Aggregate indebtedness to net capital	1.23 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 on the Company's unaudited FOCUS IIA from the net capital per this report.

Schedule II

COBRA TRADING, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2009

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Penson Financial Services, Inc.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended

December 31, 2009

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Cobra Trading, Inc.

In planning and performing our audit of the financial statements and supplemental information of Cobra Trading, Inc. (the "Company"), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 19, 2010

Independent Auditor's Report

On The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended December 31, 2009

9502

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066548 FINRA DEC
COBRA TRADING INC 15*15
825 MARKET ST STE 240
ALLEN TX 75013-3776

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Chadd Hessing 214-644-0490

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 3415.82

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (1412.34)

10/20/09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2003.48

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2003.48

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Cobra Trading Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 12th day of February, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending DEC 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1720000.76
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	250.07
(2) Revenues from commodity transactions.	2630.13
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	350285.27
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 507.75	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	507.75
Total deductions	353673.22
2d. SIPC Net Operating Revenues	$ 1366327.54
2e. General Assessment @ .0025	$ 3415.82

(to page 1 but not less than $150 minimum)